UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NUVALENT, INC.

(Name of Subject Company (Issuer))

HARMONY ROW ACQUISITION CO.,

GLAXOSMITHKLINE LLC

and

GSK PLC

(Names of Filing Persons - Offerors)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

670703107*

(CUSIP Number of Class of Securities)

David Rea

GlaxoSmithKline LLC

1250 South Collegeville Road

Collegeville, PA 19426

+1 215-219-7521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William J. Chudd

Daniel Brass

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

+1 212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Third-party tender offer subject to Rule 14d-1.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*	This CUSIP number applies to the issuer’s Class A Common Stock.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), (ii) GlaxoSmithKline LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Ultimate Parent (“Parent”), and (iii) Harmony Row Acquisition Co., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of the Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), and Class B Common Stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of Nuvalent, Inc., a Delaware corporation (the “Company”), for $124.00 per Share, net to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of the Merger Agreement (as defined below), the “Offer Price”), subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of June 9, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and solely for purposes of Section 9.14 therein, Ultimate Parent, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 9 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Nuvalent, Inc., a Delaware corporation. The Company’s principal executive offices are located at One Broadway, 14th Floor Cambridge, MA 02142. The Company’s telephone number is (857) 357-7000.

(b) This Schedule TO relates to the outstanding Class A Shares and Class B Shares. The Company has advised Parent, Purchaser, and Ultimate Parent that, as of the close of business on June 17, 2026, 73,899,592 Class A Shares were issued and outstanding and 5,435,254 Class B Shares were issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for Shares in the principal market in which the Shares are traded, are set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a) - (c) This Schedule TO is filed by Purchaser, Parent and Ultimate Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Ultimate Parent, Parent, Purchaser and Certain Related Persons”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 7 - “Certain Information Concerning the Company”

•	Section 8 - “Certain Information Concerning Ultimate Parent, Parent, Purchaser and Certain Related Persons”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 6 - “Price Range of Shares; Dividends on the Shares”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 13 - “Certain Effects of the Offer”

•	Schedule I

(c)(8) and (9) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9 - “Source and Amount of Funds”

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 - “Certain Information Concerning Ultimate Parent, Parent, Purchaser and Certain Related Persons”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Schedule I

(b) Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 - “Fees and Expenses”

Item 10. Financial Statements.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the Offer is not subject to any financing condition; and

(c) the Offer is for all outstanding securities of the subject classes.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 - “Certain Information Concerning Ultimate Parent, Parent, Purchaser and Certain Related Persons”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 - “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 24, 2026.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The Wall Street Journal on June 24, 2026.*

(a)(5)(A)	Press Release of Ultimate Parent, dated June 9, 2026 (incorporated herein by reference to Exhibit 99(a)(5)(a) to the Schedule TO-C filed by Ultimate Parent on June 9, 2026, Film Number 261074584).

(a)(5)(B)	Investor call slides of Ultimate Parent, dated June 9, 2026 (incorporated herein by reference to Exhibit 99(a)(5)(a) to the Schedule TO-C filed by Ultimate Parent on June 9, 2026, Film Number 261077179).

(a)(5)(C)	Transcript of media call by Ultimate Parent (incorporated herein by reference to Exhibit 99(a)(5)(b) to the Schedule TO-C filed by Ultimate Parent on June 9, 2026, Film Number 261077179).

(a)(5)(D)	Social media content by Ultimate Parent on X (incorporated herein by reference to Exhibit 99(a)(5)(c) to the Schedule TO-C filed by Ultimate Parent on June 9, 2026, Film Number 261077179).

(a)(5)(E)	Social media content by Ultimate Parent on LinkedIn (incorporated herein by reference to Exhibit 99(a)(5)(d) to the Schedule TO-C filed by Ultimate Parent on June 9, 2026, Film Number 261077179).

(a)(5)(F)	Social media content by Ultimate Parent on Bluesky (incorporated herein by reference to Exhibit 99(a)(5)(e) to the Schedule TO-C filed by Ultimate Parent on June 9, 2026, Film Number 261077179).

(a)(5)(G)	Social media content by Tony Wood on LinkedIn (incorporated herein by reference to Exhibit 99(a)(5)(f) to the Schedule TO-C filed by Ultimate Parent on June 9, 2026, Film Number 261077179).

(a)(5)(H)	Social media content by Chris Sheldon on LinkedIn (incorporated herein by reference to Exhibit 99(a)(5)(g) to the Schedule TO-C filed by Ultimate Parent on June 9, 2026, Film Number 261077179).

(a)(5)(I)	Social media content by Mondher Mahjoubi on LinkedIn (incorporated herein by reference to Exhibit 99(a)(5)(a) to the Schedule TO-C filed by Ultimate Parent on June 10, 2026).

(a)(5)(J)	Social media content by Julie Brown on LinkedIn (incorporated herein by reference to Exhibit 99(a)(5)(b) to the Schedule TO-C filed by Ultimate Parent on June 10, 2026).

(b)(1)	Facility Agreement, dated as of June 9, 2026, by and among Parent, Bank of America, N.A., London Branch and Citibank, N.A. and its affiliates (as arrangers and original lenders), Citibank Europe plc, UK Branch (as agent) and Ultimate Parent (as guarantor).*

(d)(1)	Agreement and Plan of Merger, dated as of June 9, 2026, by and among the Company, Parent, Purchaser and, solely as set forth in Section 9.14 therein, Ultimate Parent (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Company on June 9, 2026).

(d)(2)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Company on June 9, 2026).

(d)(3)	Confidential Disclosure Agreement, dated as of September 3, 2025, by and between Parent and the Company.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 24, 2026

GLAXOSMITHKLINE LLC

By:	/s/ Justin Huang
	Name:	Justin Huang
	Title:	Secretary

HARMONY ROW ACQUISITION CO.

By:	/s/ Justin Huang
	Name:	Justin Huang
	Title:	President and Secretary

GSK PLC

By:	/s/ David Redfern
	Name:	David Redfern
	Title:	Authorized Signatory